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                                  EXHIBIT 99.2


                              [DROVERS LETTERHEAD]



                                                                  April 9 2001


Dear Shareholder:


     The Board of Directors of Drovers Bancshares Corporation and Fulton Financial Corporation have each approved an agreement and plan of merger providing for the acquisition of Drovers by Fulton Financial through a merger. Drovers will hold a special meeting of our shareholders to approve the merger agreement on May 17, 2001, at 9:00 a.m., at The Historical Society of York County, 250 East Market Street, York, Pennsylvania 17401.

     In the merger, Drovers shareholders will receive 1.24 shares of Fulton Financial common stock for each share of Drovers common stock that they hold. Drovers shareholders generally will not recognize federal income tax gain or loss in connection with the merger, except for any cash you receive instead of fractional shares of Fulton Financial common stock or upon exercise of dissenter's rights.

     Fulton Financial common stock trades on the Nasdaq National Market under the symbol "FULT." On April 5, 2001, the closing price of Fulton Financial's common stock was $20.625, making the value of 1.24 shares of Fulton Financial common stock equal to $25.575 on that date. Drovers common stock is also listed on the Nasdaq National Market, under the symbol "DROV." The closing price of Drovers' common stock on April 5, 2001 was $23.875. These prices will fluctuate between now and completion of the merger.

     The merger cannot be completed unless the holders of a majority of the votes cast at the special meeting vote to approve the merger agreement. Thus, your vote is very important. Drovers' Board of Directors strongly supports this combination of Drovers and Fulton Financial and recommends that you vote in favor of the agreement and plan of merger. All shareholders of Drovers are invited to attend the special meeting of shareholders in person. However, in order to ensure that your shares will be voted, whether or not you plan to attend the meeting, please take the time to vote by completing and mailing the enclosed proxy card to Drovers.

     The attached document provides you with detailed information about the proposed merger. I encourage you to read this entire document carefully. You may also obtain additional information about Fulton Financial and Drovers from documents filed with the Securities and Exchange Commission.

                                    Sincerely,


                                    /s/ A. Richard Pugh
                                    -------------------------
                                    A. Richard Pugh, Chairman of the Board,
                                    Chief Executive Officer and President



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